Quest Software, Inc.

5 Polaris Way

Aliso Viejo, CA 92656

VIA EDGAR

April 11, 2011

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention:	Kathleen Collins, Accounting Branch Chief
Robert Benton, Staff Accountant

Re:	Quest Software, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed February 24, 2011
File No. 000-26937

Ladies and Gentlemen:

Quest Software, Inc. is electronically transmitting this letter to the Staff of the Securities and Exchange Commission in response to comments received from the Staff contained in the letter from the Staff, dated March 28, 2011, with respect to Quest Software’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010, filed by Quest Software, Inc. with the Securities and Exchange Commission on February 24, 2011.

This letter will confirm that Quest Software, Inc. intends to file its written response to the Staff’s comment letter no later than Wednesday, April 13, 2011. Please contact me at (949) 754-8023 or Nancy H. Wojtas from Cooley LLP at (650) 843-5819 with any questions or comments.

Sincerely,

/s/ David Cramer

David Cramer

Vice President, General Counsel & Secretary